UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)
LASERSCOPE
(Name of Subject Company (Issuer))
Kermit Merger Corp.
an indirect subsidiary of
American Medical Systems Holdings, Inc.
(Names of Filing Persons (Offerors))
COMMON STOCK, NO PAR VALUE
(Title of Class of Securities)
518081104
(CUSIP Number of Class of Securities)
Carmen L. Diersen
Executive Vice President and Chief Financial Officer
American Medical Systems Holdings, Inc.
10700 Bren Road West
Minnetonka, Minnesota 55343
(952) 930-6000
(Name, address, and telephone number of person authorized
to receive notices and communications on behalf of filing persons)
With Copies to:
Thomas A. Letscher and Michael J. Kolar
Oppenheimer Wolff & Donnelly LLP
45 South Seventh Street, Suite 3300
Minneapolis, Minnesota 55402
(612) 607-7000
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which this statement relates:
☑ third party tender offer subject to Rule 14d-l

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     American Medical Systems Holdings, Inc., a Delaware corporation (“AMS”), and Kermit Merger Corp., a California corporation and an indirect subsidiary of AMS (“Purchaser”), hereby amend and supplement their Tender Offer Statement on Schedule TO, as originally filed on June 14, 2006 and as previously amended (the “Schedule TO”), relating to the third-party tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock of Laserscope, a California corporation (“Laserscope”), no par value (the “Shares”), at a purchase price of $31.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2006, and in the related Letter of Transmittal, copies of which have previously been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to the Schedule TO (and which, each as amended or supplemented from time to time, collectively constitute the “Offer”). Capitalized terms used and not otherwise defined herein shall have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.
Item 4. Terms of the Transaction.
     (a) Item 4 of the Schedule TO is hereby amended and supplemented to add the following:
     “Pursuant to the terms of an Amendment to the Merger Agreement, dated July 10, 2006, by and among Laserscope, AMS and Purchaser (the “Amendment”), AMS, Purchaser and Laserscope have revised the definition of “Revised Minimum Condition” to mean 49.9% of the Shares outstanding. All references to the “Revised Minimum Condition” as “49.9% of the fully diluted shares” are hereby amended to refer to “49.9% of the Shares then outstanding at the expiration of the Offer.”
     Also pursuant to the terms of the Amendment, AMS and Purchaser are extending the Offer until 12:00 Midnight, Central Time, on Wednesday, July 19, 2006, unless the Offer is further extended. The Offer was previously scheduled to expire at 12:00 Midnight, Central Time, on Wednesday, July 12, 2006. All references to “12:00 Midnight, Central Time, on Wednesday, July 12, 2006” as the “Expiration Date,” initial expiration date, time of expiration of the Offer, or any similar phrases are hereby amended to refer to “12:00 Midnight, Central Time, on Wednesday, July 19, 2006.” The extension was sought by AMS to allow for additional time to reach the Minimum Condition and completion of the various procedural steps necessary to close the senior secured loan facility funding a portion of the purchase price for the Shares.”
     (b) Item 4 of the Schedule TO is also amended and supplemented by adding the following as a new paragraph immediately after the first full paragraph and its corresponding bullet points under the subheading “The Merger — Termination and Abandonment” in Section 11 of the Offer to Purchase, entitled, “The Merger Agreement; Other Arrangements”:
     “Under the terms of the Amendment, AMS and Purchaser have agreed to waive their right to terminate the Merger Agreement due to Laserscope’s breach of the covenants or agreements in the Merger Agreement or due to any breach of any of the representations and warranties of Laserscope in the Merger Agreement, as summarized above during the period of time beginning immediately after 12:00 midnight, Central Time, on July 12, 2006, and ending at 12:00 midnight, Central Time, on July 19, 2006, except that if the Offer is extended according to the terms of the Merger Agreement beyond 12:00 midnight, Central Time, on July 19, 2006, such wavier will not apply to any facts or circumstances arising at any time thereafter.”
     (c) Item 4 of the Schedule TO is also amended and supplemented by adding the following after the final paragraph under Section 15 of the Offer to Purchase, entitled, “The Tender Offer — Certain Conditions to the Offer”:
     “Notwithstanding the rights of AMS and Purchaser to waive the above conditions prior to the expiration of the Offer, if any waiver is granted and announced at any time at which fewer than five business days remain in the Offer, the Offer will be extended to a date not less than five business days following announcement of the waiver, in accordance with SEC interpretive guidance.
     Under the terms of the Amendment, AMS and Purchaser have waived the conditions to the Offer set forth in the first, second, third, fourth and eighth bullet points, above (pertaining to the absence of any adverse actions or proceedings, any uncured material inaccuracy in Laserscope’s representations and warranties, any uncured material failure by Laserscope to perform its covenants and any material adverse effect on Laserscope since March 31, 2006) with respect to any facts or circumstances arising or existing during the period of time beginning immediately after 12:00 midnight, Central Time, on July 12, 2006, and ending at 12:00 midnight, Central Time, on July 19, 2006; however, if the Offer is further extended according to the terms of the Merger Agreement beyond 12:00 midnight, Central Time, on July 19, 2006, such wavier will not apply as to any facts or circumstances arising at any time thereafter.”
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
     Item 5 of the Schedule TO is hereby amended and supplemented by adding the following after the final paragraph under Section 10 of the Offer to Purchase, entitled, “Background of the Offer; Past Contacts or Negotiations with Laserscope”:
     “On July 10, 2006, Martin J. Emerson sent Eric M. Reuter a letter providing an update regarding the status of AMS’ senior secured financing from CIT Healthcare LLC and requesting a five business day extension of the initial tender offer period to perform additional procedural steps necessary to close the financing.
     Subsequently, counsel to AMS and Laserscope exchanged drafts of the Amendment. AMS’ counsel and Laserscope’s counsel discussed the senior secured CIT financing, the Amendment and the conditions to consummation of the tender offer under the Merger Agreement that Laserscope must satisfy in order for AMS to be obligated to accept tendered Shares. Later on July 10, 2006, Laserscope’s Board held a special meeting to consider and approve the proposed amendment to the Merger Agreement, and the parties subsequently entered into the Amendment.”
Item 11. Additional Information.
     Item 11 of the Schedule TO is hereby amended and supplemented to add the following:
     “On July 10, 2006, the plaintiffs and the named defendants in the Shareholder Actions reached a tentative settlement of the class action lawsuits and entered into a Memorandum of Understanding setting forth the proposed settlement’s terms. Among other conditions, the settlement is subject to negotiation of a final stipulation of settlement and court approval. Pursuant to the Memorandum of Understanding, Laserscope agreed to pay $275,000 to the plaintiffs’ counsel for their fees and expenses, subject to final approval of the settlement terms, other than the terms with respect to such fees and expenses, and to approval of such fees and expenses by the court.”
     Item 11 of the Schedule TO is also amended and supplemented by adding the following to the end of the only paragraph under the subheading “Foreign Antitrust” in Section 16 of the Offer to Purchase, entitled, “Certain Legal Matter; Regulatory Approvals”:
     “AMS and Purchaser believe that no foreign regulatory pre-merger approval is necessary based on their review of Laserscope’s and AMS’ sales, foreign law and practice.”
Item 12. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented to include the following exhibits:
(a)(1)(J) Press release issued by American Medical Systems Holdings, Inc., dated July 11, 2006.
(d)(1)(A) Amendment, dated July 10, 2006, to Agreement and Plan of Merger, dated June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KERMIT MERGER CORP.
By:	/s/ Carmen L. Diersen
	Name:	Carmen L. Diersen
	Title:	Chief Financial Officer and Secretary

AMERICAN MEDICAL SYSTEMS HOLDINGS, INC.
By:	/s/ Carmen L. Diersen
	Name:	Carmen L. Diersen
	Title:	Executive Vice President and Chief Financial Officer

Dated: July 11, 2006

EXHIBIT INDEX

Exhibit
Number	Description
(a)(1)(A)	Offer to Purchase, dated June 14, 2006.
(a)(1)(B)	Form of Letter of Transmittal.
(a)(1)(C)	Form of Notice of Guaranteed Delivery.
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)	Summary Advertisement as published in The Wall Street Journal on June 14, 2006.
(a)(1)(G)	Press release issued by American Medical Systems Holdings, Inc., dated June 14, 2006.
(a)(1)(H)	Press release issued by American Medical Systems Holdings, Inc., dated June 28, 2006 (incorporated by reference to Exhibit 99.1 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(a)(1)(I)	Press release issued by American Medical Systems Holdings, Inc., dated July 5, 2006.
(a)(1)(J)*	Press release issued by American Medical Systems Holdings, Inc., dated July 11, 2006. (incorporated by reference to Exhibit 99.1 to AMS’ current report filed on Form 8-K filed with the SEC on July 11, 2006).
(b)(1)	Commitment Letter and Term Sheet, dated June 3, 2006, between CIT Healthcare LLC and American Medical Systems, Inc.
(b)(2)	Commitment Letter and Term Sheet, dated June 3, 2006, between Piper Jaffray & Co. and Deephaven Capital Management, LLC and American Medical Systems, Inc.
(b)(3)	Indenture for Convertible Notes (incorporated by reference to Exhibit 4.1 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(b)(4)	Form of Convertible Notes (incorporated by reference to Exhibit 4.2 to AMS’ current report filed on Form 8-K filed with the SEC on June 28, 2006).
(d)(1)	Agreement and Plan of Merger, dated as of June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp.
(d)(1)(A)*	Amendment, dated July 10, 2006, to Agreement and Plan of Merger, dated June 3, 2006, by and among Laserscope, American Medical Systems Holdings, Inc. and Kermit Merger Corp (incorporated by reference to Exhibit 2.1 to AMS’ current report filed on Form 8-K filed with the SEC on July 11, 2006).
(d)(2)	Form of Shareholder Agreement by and between American Medical Systems Holdings, Inc. and each of the directors and certain officers of Laserscope.
(d)(3)	Confidentiality Agreement, dated as of February 16, 2006, by and between Laserscope and American Medical Systems Holdings, Inc.
(d)(4)(i)	Form of Retention Agreement for eligible finance and accounting employees of Laserscope (incorporated by reference to Exhibit (e)(10)(i) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(d)(4)(ii)	Form of Retention Agreement for other eligible employees of Laserscope (incorporated by reference to Exhibit (e)(10)(ii) to Laserscope’s Schedule 14D-9 filed with the SEC on June 14, 2006).
(g),(h)	None.

*	Filed as noted. All other exhibits previously filed.